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                                January 12, 2022

       Zachary M. Lunn
       President and Chief Executive Officer
       Kimbell Tiger Acquisition Corporation
       777 Taylor St.
       Fort Worth, Texas 76102

                                                        Re: Kimbell Tiger
Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 17,
2021
                                                            File No. 333-258260

       Dear Mr. Lunn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your disclsoure that you may also raise additional proceeds to complete the acquisition by selling
a royalty interest in the underlying assets to KRP or its affiliates.
                                                        Please include risk
factor disclosure related to selling a royalty interest in the underlying assets to KRP or its
affiliates. Please clearly disclose the circumstances, such as the acquisition of a target
in a particular industry, that would lead you to sell a royalty interest to KRP or its
affiliates.
       Capitalization, page 90

   2. Please explain how you determined the $200 million in the mezzanine equity and how you believe the measurement
method you used complies with the guidance in paragraph 15 of
 Zachary M. Lunn
Kimbell Tiger Acquisition Corporation
January 12, 2022
Page 2
         ASC 480-10- S99-3A. Please also revise to disclose the measurement method you used to determine this amount.
3.       Please tell us how you determined the    as adjusted    total
stockholders    equity to be
         $5,000,001. In this regard, provide your calculation of the    as
adjusted    additional paid-in
         capital and your consideration for the guidance in ASC 480-10- S99-3A.

        You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 or Kevin
Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff
Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameZachary M. Lunn                              Sincerely,
Comapany NameKimbell Tiger Acquisition Corporation
                                                               Division of
Corporation Finance
January 12, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName